EXHIBIT 12.1
FEDEX CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended
	August 31,	August 31,	Year Ended May 31,
	2009	2008	2009	2008	2007	2006	2005

Earnings:
Income before income taxes	$294	$618	$677	$2,016	$3,215	$2,899	$2,313
Add back:
Interest expense, net of capitalized interest	21	18	85	98	136	142	160
Amortization of debt issuance costs	2	1	5	5	6	5	6
Portion of rent expense representative of interest factor	191	200	795	784	766	842	800

Earnings as adjusted	$508	$837	$1,562	$2,903	$4,123	$3,888	$3,279

Fixed Charges:
Interest expense, net of capitalized interest	$21	$18	$85	$98	$136	$142	$160
Capitalized interest	22	16	71	50	34	33	22
Amortization of debt issuance costs	2	1	5	5	6	5	6
Portion of rent expense representative of interest factor	191	200	795	784	766	842	800

	$236	$235	$956	$937	$942	$1,022	$988

Ratio of Earnings to Fixed Charges	2.2	3.6	1.6	3.1	4.4	3.8	3.3